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                                                                      EXHIBIT 19

                        [Bull Run Corporation Letterhead]


                                January 12, 2000

Via Telecopy

The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

         Re:      Rawlings Sporting Goods Company, Inc.

Dear Gentlemen and Ladies:

         Bull Run would very much like to reach an agreement with the Finance Committee by this afternoon so that it can be announced on or before Thursday's conference call. The purpose of this letter is to identify the information we require and matters to resolve to reach an agreement with the Finance Committee. Since we first learned of the Finance Committee's proposal a week ago, we have done everything within our power to update our due diligence assessment of Rawlings to support our proposed valuation and transaction structure, and to find mutually acceptable terms on which to proceed. It is critical to Bull Run and, we would think, to Rawlings that the proposed arrangement not be publicly announced unless and until both Rawlings and Bull Run are satisfied that the tender offer will be consummated in a timely manner.

         Our $10 per share proposal represents more than a 58% premium over the current market price. We are confident that Bull Run can consummate the proposed tender offer, but as we have consistently stated, we expect that this can be accomplished working cooperatively with Rawlings and its representatives.

         I believe that we worked out many of the outstanding issues during the Board meeting on Friday. In the spirit of cooperation, I agreed with all of the recommendations and proposals made at the Board meeting, including those regarding new severance arrangements for eleven employees and a revised severance arrangement for Steve O'Hara. These additional severance arrangements have added approximately $1.0 million ($.17 per share) to the purchase price we had anticipated paying for the Company. In addition, the GECC prepayment penalties have added another approximately $1.5 million ($.26 per share) to the purchase price we had anticipated paying for the Company. We believe that the remaining issues can be resolved quickly as none of them should impact Rawlings negatively.

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The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
January 12, 2000
Page 2


         The matters we must resolve are as follows:

         - Additional Information Needed. We will need cooperation from Rawlings so that Bull Run and our lender and equity investors can perform the required customary bring-down and confirmatory due diligence. None of our professional financing sources will fund the transaction without updating its due diligence based on the operations of the business since information provided to us several months ago. This process is expected to take a very few days and should not require any resources of Rawlings other than providing available information from the Company's books and records and answering certain questions. The information that will be needed is as follows:

                  A. Customary information regarding results of operations and financial condition, including:

                  i. Actual or budgeted balance sheets, income statements and cash flow statements for the months ended December 31, 1999 through February 29, 2000 (or preliminary trail balances if financial statements are not available); and

                  ii. A comparison of current order bookings to current budget through January 11, 2000.


                  B. Customary information with respect to borrowing base, including:

                  i. Aged trial balances and roll-forwards of accounts receivable and accounts payable by due date at month-end for the months September 1999 through December 1999 and a reconciliation of the aging to the trial balance at December 31; and

                  ii. Detail of inventories from the perpetual inventory records at December 31, 1999 (including break down of raw materials, work in process, finished goods and reserves by location).


         As noted above, we believe that all of this information should be available from the books and records of the Company.
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The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
January 12, 2000
Page 3


         - Time Within Which To Consummate the Tender Offer. We believe that the 45 day time period should be the longer of (i) 45 calendar days or (ii) 13 business days after any comments are first received from the SEC. This additional time should not result in any additional costs to the Company, but will allow us all greater assurance that any SEC comments can be addressed and any statutorily mandated extension of the tender period can be achieved. As I stated above, I cannot imagine that it is in the best interest of Rawlings and its stockholders to have a tender offer commenced but not completed.

         - Results of Failure of Bull Run Tender Offer. We believe that any results of a failed tender offer should be conditioned on Rawlings and its Finance Committee acting in a reasonable manner throughout the process. In addition, we believe that Bull Run should give up 1/2 of its Warrant in return for the Company reducing the Warrant Purchase Price to the 1/2 that has been paid. Finally, Bull Run is prepared to have one of its designees resign from the Board and to permanently lose the right to designate one of its designees.

         We are very anxious to resolve these outstanding items and we will work cooperatively with you in determining the most appropriate public disclosure. If we reach agreement in principle or are working towards an agreement in principle, we recommend that you consider announcing today or tomorrow morning that the Finance Committee is having continuing discussions with Bull Run in connection with a potential transaction. That course of action should have the desired effect with respect to Thursday's conference call without the unnecessary risk of announcing an agreement relating to a transaction that ultimately is not consummated.

         I firmly believe that each of you and I, at our core, want what is best for Rawlings and its stockholders. I am not asking you to help me or Bull Run for our sake, but I am asking that you allow Rawlings to provide assistance to Bull Run so that the stockholders of Rawlings can make the right informed decision based on an orderly tender offer process.

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The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
January 12, 2000
Page 4


         I would like to discuss this with you at your earliest convenience. My telephone numbers are: Office -- 404-266-8333 and Home - 404-355-1350. I look forward to speaking with you soon.


                                           Sincerely,
                                           Bull Run Corporation


                                           /s/ Robert S. Prather, Jr.
                                           -------------------------------------
                                           Robert S. Prather, Jr.
                                           President and Chief Executive Officer

cc:      Richard L. Easton, Esquire
         Mr. Stephen W. Powell
         Arnold S. Jacobs, Esquire
         Stephen A. Opler, Esquire